Exhibit 99.1

Stockholm, Sweden	July 15, 2021

Calliditas secures $75 million term loan facility

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX) (“Calliditas”) today announced that the company has signed a loan agreement of up to the Euro equivalent of $75 million with Kreos Capital. Proceeds from the loan will be utilized for the launch of Calliditas’ lead product candidate Nefecon, if approved, as well as to support clinical development efforts and for general corporate purposes.

The loan facility is divided into three tranches of $25 million each. Drawdown of the first $25 million tranche can be made until 31 December 2021 and will be available after the satisfaction of customary closing conditions. Drawdown of the second tranche of $25 million can be made until 30 June 2022 and will be available subject to accelerated approval of Nefecon by the U.S Food and Drug Administration (FDA). Drawdown of the third and final $25 million tranche can be made until 31 December 2022 and will be available subject to certain revenue milestones and coverage metrics.

“Signing this loan facility broadens our financing options and gives us access, on a non-dilutive basis, to significant additional capital, which bolsters our ability to invest in our commercial capabilities in the US both on a pre- and post-approval basis, subject to FDA approval later in the year, as well as in to our development activities with NOX inhibitors,” said CEO Renée Aguiar-Lucander.

“This is an important time for Calliditas as the company progresses through the approval process and prepares to commercialise Nefecon. We are very pleased to support the company in bringing their innovative new medicines to patients with IgA nephropathy,” commented Aris Constantinides, General Partner at Kreos.

The loan is denominated in Euro and the loan agreement provides for interest only payments through December 2024, should certain milestones be achieved. The loan is due in December 2025, but is prepayable in full, including the final payment and certain fees, at any time at the option of Calliditas. The senior, secured loan initially bears an interest at a rate of 9.00%, which may be reduced to 7.95% upon reaching certain milestones. The loan is secured by Calliditas’ owned intellectual property in the US. Calliditas will pay a customary fee to Kreos for the establishment of the loan and the loan agreement does not contain any financial covenants.

Carnegie and Lazard acted as advisors to Calliditas in this transaction.

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 79 55 12 98 45, email: marie.galay@calliditas.com

The information in the press release is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was sent for publication, through the agency of the contact persons set out above, on July 15, 2021 at 08:20 a.m. CET.

About Calliditas

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of adults with the autoimmune renal disease primary IgA nephropathy (IgAN), for which there is a high unmet medical need and there are no approved treatments. Calliditas has recently read out topline data from Part A of its global Phase 3 study in IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to start clinical trials with NOX inhibitors in primary biliary cholangitis and head and neck cancer. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.

About Kreos Capital:

Kreos Capital is the leading growth debt provider in Europe and Israel, backing high-growth companies through every stage of their life cycle. Kreos targets investments in all areas of the Technology and Healthcare sectors and, to date, has committed in excess of €3.1 billion in more than 630 portfolio company transactions, across 17 countries. With over $1.5 billion in current funds under management Kreos can invest between $2 million and $100 million per transaction in both public and private companies across stages.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans, regulatory submissions and focus as well as our plans with respect to the loan facility and the terms thereof. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, the potential for FDA acceptance for and the success and timeline of its regulatory marketing application for Nefecon, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.